United States securities and exchange commission logo





                              September 14, 2020

       Shuibo Zhang
       Chief Executive Officer
       Jiuzi Holdings, Inc.
       4F No. 1 Building, Jinsha Lake Business Center
       Economic Technology District
       Hangzhou, Zhejiang, 311103
       People   s Republic of China

                                                        Re: Jiuzi Holdings,
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed August 26,
2020
                                                            File No. 333-248416

       Dear Mr. Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Our future growth is dependent on the demand, page 9

   1. We note your response to prior comment 6 and re-issue the comment. While you have revised some bullets
listed under this risk factor, certain bullets still do not appear to provide sufficient
disclosure for investors to adequately understand the risks identified. In this regard, we note
the first, second, third, and fifth bullets. Please discuss these risks under separate
standalone headings with accompanying narrative disclosures so that investors may evaluate
each risk presented.
 Shuibo Zhang
FirstName  LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany 14,
September  NameJiuzi
               2020 Holdings, Inc.
September
Page  2    14, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis, page 31

2. We note that a portion of your proceeds will be used to develop the online-offline platform. Please describe the status of the development of the platform and the significant steps, including the timing and related costs of these steps, necessary for the platform to become fully operational. To the extent that certain functionalities are already available or expected to become available sooner than others, please explain.
3. We note your indication that you have not generated any franchisee royalties. Please elaborate upon your disclosure to explain why your franchisees have yet to generate net income and the obstacles that have existed and may continue before you might be in a position to generate revenues in this manner.
4. In your discussion of Results of Operations, please disclose the number of franchisees you currently have entered into agreements with and, with a view to understanding how your revenues might fluctuate from year to year given your dependence upon franchisee initial fees, how many franchise agreements you entered into the years ended October 31, 2019 and 2018.
Business
Establish display centers and distribution centers, page 50

5. We note your response to prior comment 15. Please revise to disclose, if known, the number of vehicle distribution centers you plan to construct, the vehicle capacity for the centers, and the size of the geographic area that you expect each distribution center to serve. In addition, please discuss the anticipated cost to construct and operate each distribution center.
Franchise Arrangement and Business Model, page 51

6. We note your revisions to this section, however, please provide additional disclosure about the degree to which franchisees may exercise discretion to make some business decisions within narrow (or broad) parameters established by the company's operating procedures, marketing concepts and product pricing strategies, as you indicate elsewhere. In other words, explain to what extent you determine the marketing strategy and price of the vehicles that are sold by the franchisee and the degree to which the franchisee has discretion to deviate from these terms.
7. We note your response to prior comment 17 and re-issue in part. Please disclose the period of time over which the franchise fee is payable and describe the performance obligations upon which payment is conditioned. In addition, please describe any agreements that require franchisees to purchase supplies or services from the company.
         Also, describe any arrangement to provide financing to franchisees, including the terms of your cooperation or partnership with preferred lenders, the amounts financed, and repayment periods. In this regard, we note the loan advances to your franchisees
 Shuibo Zhang
FirstName  LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany 14,
September  NameJiuzi
               2020 Holdings, Inc.
September
Page  3    14, 2020 Page 3
FirstName LastName
         disclosed elsewhere in the prospectus. It is unclear whether these advances are a standard part of your franchise arrangements.
Supply Chain, page 51

8. We note your response to prior comment 5 and re-issue. Please revise to describe the material terms of the non-exclusive LOIs, including term and termination provisions.
Policies Relating to Incentives for Electric Vehicle Charging Infrastructure, page 55

9. We note your added disclosure at page 54. Please revise to clarify which legislative actions are considered to be part of "the Thirteenth Five Year Plan." For ease of understanding, you may wish to relocate the relevant discussion under the heading
         "Policies Relating to Incentives for Electric Vehicle Charging Infrastructure" on page 55 where you reference the "the Thirteenth Five Year Plan."
Management, page 62

10. Please file as an exhibit to the registration statement a consent by each of your directors that has been identified in the prospectus but not signed the registration statement. Refer to Rule 438.
Related Party Transactions, page 69

11. We re-issue prior comment 19, in part. Please revise your introductory disclosure to provide additional context for the ensuing discussion about accounts receivable and payable, and loans and advances between the company and its franchisees. In addition, describe in more detail the related party relationships identified in this section and the material terms and conditions of outstanding balances. As previously noted, your disclosure related to advanced franchise fee payments and earnest money collected does not fully describe the material terms of these arrangements.
Note 9 - Related Party Transactions, page F-18

12. We read your response to comment 26. Please tell us why you do not consider any part of the franchise interest you receive to be a part of the initial franchise fee.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Shuibo Zhang
Jiuzi Holdings, Inc.
September 14, 2020
Page 4

        You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameShuibo Zhang
                                                          Division of
Corporation Finance
Comapany NameJiuzi Holdings, Inc.
                                                          Office of Trade &
Services
September 14, 2020 Page 4
cc:       William Rosenstadt
FirstName LastName